News Release

CIBC declares dividends

Toronto, ON – February 28, 2013 – CIBC (TSX: CM; NYSE: CM) announced today that its board of directors declared a dividend of 94 cents per share on common shares for the quarter ending April 30, 2013 payable on April 29, 2013 to shareholders of record at the close of business on March 28, 2013.

Class A Preferred Shares

The board of directors also declared the following dividends per share:

For the quarter ending April 30, 2013 payable on April 29, 2013 to shareholders of record at the close of business on March 28, 2013:

Series 26 – $0.359375

Series 27 – $0.350000

Series 29 – $0.337500

Series 33 – $0.334375

Series 35 – $0.406250

Series 37 – $0.406250

For further information: Mary Lou Frazer, Senior Director, Communications and Public Affairs, 416-980-4111 or Geoff Weiss, Senior Vice-President, Planning, Analysis and Investor Relations, 416-980-5093.